NovelStem International Corp.

2255 Glades Road Suite 221A

Boca Raton, Florida 33431

October 12, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Attn:

Re: NovelStem International Corp.
Registration Statement on Form 10-12G
Filed August 2, 2022
File No. 000-22908

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated August 29, 2022, relating to the draft registration statement on Form 10-12G (the “Registration Statement”) of NovelStem International Corp. (the “Company” or “NovelStem”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold.

We are filing herewith Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Form 10-12G Filed August 2, 2022

Item 1. Business, page 2

1.	You state here that you have a 28.6% equity interest in NewStem, but the notes to your financials state that you own a 31.5% equity interest. Please reconcile your disclosure.

Response:

The Company has revised the disclosure in accordance with the Staff’s Comment #1 to reflect its current 30.99% ownership interest in NewStem Ltd., an Israeli limited company (“NewStem”). See page 2 in Amendment No.1.

Securities and Exchange Commission October 12, 2022 Page 2 of 12

2.	Please state up front in this section that you depend entirely on earnings and cash flow from NewStem and NetCo partners, and that you do not conduct any business of your own. Please also disclose that you have no influence over the management or business of NewStem and NetCo, to the extent accurate.

Response:

The Company has revised the disclosure in accordance with the Staff’s Comment #2. Please see page 2 in Amendment No.1. Additionally, and as further discussed below and in Amendment No. 1, the Company has revised its disclosure to reflect that it does have the capability to exert significant influence over the operations of NewStem.

3.	Please disclose the number of total employees and number of full-time employees. Refer to Item 101(h)(4)(xii) of Regulation S-K.

Response:

The Company has revised the disclosure to reflect that it does not currently have any employees. Please see page 5 in Amendment No.1.

4.	Please remove the reference to “first in class” on page two as this implies an expectation of regulatory approval and is inappropriate given the length of time and uncertainty with respect to securing marketing approval.

Response:

The Company has revised the disclosure in accordance with the Staff’s Comment #4. Please see page 2 in Amendment No.1.

5.	Please provide us with the basis for your statement that the hPSCs and HhPSCs have the potential to change the face of medical research.

Response:

Haploid human Pluripotent Stem Cells (HhPSCs) have a high proliferation capacity, the potential to differentiate to all cell types, a “clean” genetic background without multiple mutations, and only one copy from each gene. These characteristics makes them the ideal platform for CRISPR-based genome-wide genetic screening, and a powerful tool for identifying novel therapeutic targets (Sagi, et. al., Nature, 2016, Yilmaz et. al., Cell Stem Cell 2016)

CRISPR-based genetic screening is rather limited in diploid cells, because even if a mutation is introduced into one allele, the second intact allele may serve as a backup. For this reason, many global LOF screens were classically performed in haploid yeast. The derivation of HhPSCs enabled implementing classical genetic screening, once performed in yeast, to human cells. HhPSCs’ “clean” genetic background assures robustness since there are no additional mutation that can mask the effect of mutations introduced during the screen. HhPSCs’ differentiation capacity, which is unique to human Pluripotent Stem Cells (hPSCs), is an additional advantage that increases platform versatility.

Other bio-tech companies that utilize genome-wide genetic screening in their efforts to identify novel therapeutic targets, rely on cancer cell lines (CCLs). However, CCLs have limitations that hinder them from exploiting the full potential of genome-wide genetic screening, such as:

Securities and Exchange Commission October 12, 2022 Page 3 of 12

1.	Multiple mutations that result in a “noisy” genetic background complicate the interpretation of the results and reduce the robustness of the assay. NewStem has demonstrated that the HhPSCs have a “clean” genetic background.
2.	Aneuploidy- CCLs often have many copies of the same gene. This phenomenon increases false-positive results and decreases screening sensitivity, since the chances of achieving a loss-of-function mutation in a gene reduces dramatically as the number of copies increases. HhPSCs have one copy of each gene to target and therefore are more sensitive and present an ideal platform for genetic screening.
3.	CCLs that have specific tissue characteristics that reduce their versatility as a platform for genetic screening. HhPSCs have the potential to differentiate into all cell types and therefore present a versatile platform for genetic screening in opposed to CCLs that have specific tissue characteristics.

Altogether, HhPSCs will help exploit the full potential of genome-wide genetic screening, facilitate novel therapeutic target identification, and thus have the potential to change the face of medical research.

6.	Please revise the description of the NewStem business to clearly state that NewStem is a development stage company, has incurred losses since inception, and has not generated any revenues. Please also clearly state that NewStem does not have any FDA- or EMA-approved medical devices or products. Where you discuss the genome-wide screenings and the current use of the platform for the discovery and development of “precision oncology drugs,” please provide specifics of this process and the stage of the discovery and development efforts, or disclose that you do not have visibility into such efforts. Please also clarify what is meant by the use of the word “products” in the statement that NewStem is the only company to develop “products” using certain technology.

Response:

The Company has revised the disclosure in accordance with the Staff’s Comment #6. Please see pages 2 and 4 in Amendment No.1.

7.	Please disclose the amount of dividends, royalties, or any other payments received from NewStem and NetCo, if any, for each of the past two fiscal years and the most recent quarter.

Response:

The Company has revised the disclosure in accordance with the Staff’s Comment #7. Please see page 2 in Amendment No.1.

Securities and Exchange Commission October 12, 2022 Page 4 of 12

FDA Approval Process, page 4

8.	This section discusses the FDA approval process for therapeutic product candidates. To the extent that the product(s) being developed by NewStem would be considered a medical device(s), please revise to discuss the relevant approval process.

Response:

The Company has revised the disclosure in accordance with the Staff’s Comment #8. Please see page 4 in Amendment No.1.

Item 1A. Risk Factors

Risks Relating to our Business

We depend on the executive officers and other key individuals of our Company and our portfolio companies, particularly NewStem, to... , page 6

9.	We note here your reference to “our management team.” In order to be consistent with your disclosure on page 15, and elsewhere, that states you have no executive officers, please clarify here who you are referring to when you say “management team.” You also state in this risk factor that your future success depends on the ability to motivate certain individuals and you ability to recruit qualified personnel. Given that you have a minority interest in both NewStem and NetCo, please explain what influence you have, if any, over the personnel decisions made at NewStem and NetCo.

Response:

The Company has revised the disclosure in accordance with the Staff’s Comment #9. Please see page 6 in Amendment No.1. Despite the fact that the Company does not own a majority of NewStem’s outstanding equity, NewStem functions effectively as an operating entity through which NovelStem conducts business. There is no larger shareholder in NewStem than NovelStem, which holds a 30.99% equity interest. As a result of its equity position and shared management, namely Jan Loeb who functions as the Chairman of both companies, and other shareholder rights, NovelStem exerts significant influence over the operations of NewStem and NetCo partners (“NetCo”).

Item 2. Financial Information

Management’s Discussion and Analysis of the Results of Operations

Results of Operations, page 12

10.	Please expand your discussion of the results of operations to provide quantified reasons for material changes in your statement of operations line items, including equity in net income (loss) of equity method investees, between the reporting periods. Refer to Item 303 of Regulation S-K.

Response:

The Company has revised the disclosure in accordance with the Staff’s Comment #10. Please see pages 11 through 15 in Amendment No. 1.

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11.	You state that there was no equity in net income from equity method investees for the three months ended March 31, 2022, because you did not receive any royalty income from NetCo Partners. Please clarify how your accounting complies with ASC 323-10-35-4 which requires an investor to recognize its share of the earnings or losses of an investee in the periods for which they are reported by the investee, rather than in the period in which an investee declares a dividend.

Response:

The Company has revised the disclosure in accordance with the Staff’s Comment #11 to clearly present that for the six months ended June 30, 2021, it recorded an allocation of income of $9,000 from NetCo. The Company also we received a related distribution of $9,000. The Company’s allocation of Net Force royalties for the six months ended June 30, 2021 is reflected in the equity in net loss from equity method investees. Note that NetCo records residual royalties as earned and distributes when received. This activity is minimal and often occurs in the same reporting period. Please see page 14 in Amendment No. 1.

Item 4. Security Ownership of Certain Beneficial Owners and Management

Security Ownership of Certain Beneficial Owners and Management, page 16

12.	We note the chart included on page 16 includes the heading “Name and Address of beneficial owner.” However, it seems the addresses of the beneficial owners that are not management have not been included. Please include the missing address information. Refer to Item 403(a) of Regulation S-K.

Response:

The Company has revised the disclosure in accordance with the Staff’s Comment #11. Please see page 16 in Amendment No.1.

Item 5. Directors and Executive Officers, page 17

13.	You disclose that the company has no executive officers. Please tell us how this is consistent with Article Four of your bylaws which state that the officers shall consist of a President, one or more Vice Presidents, a Chief Financial Officer, a Secretary and potentially a Chairman of the Board. Please also tell us if the version of your Articles of Incorporation filed as exhibit 3.1 is the most recent full copy of the Articles that are in force today.

Response:

The Company confirms that the version of the Articles of Incorporation filed as exhibit 3.1 is the most recent full copy of the Articles that are in force today. Additionally, on September 29, 2022, the Board of Directors of the Company appointed Jan Loeb, its current Chairman, as Executive Chairman and Christine Jenkins as Chief Financial Officer and Secretary.

Item 6. Executive Compensation, page 19

14.	Please update the chart, or the related disclosure, to make clear the year the compensation table refers. Refer to Item 402(n)(2)(ii) of Regulation S-K.

Response:

The Company has revised the disclosure in accordance with the Staff’s Comment #14. Please see page 19 in Amendment No.1.

Securities and Exchange Commission October 12, 2022 Page 6 of 12

Item 8. Legal Proceedings, page 21

15.	Please revise to provide the information required by Item 103 of Regulation S-K for your ongoing arbitration matter. Please disclose the counterparty in the arbitration, the date instituted, a description of the factual basis alleged to underlie the proceedings, and the relief sought. Please also tell us what it means that you are pursuing arbitration in order to “maximize the total potential value” of the Netco Partners intellectual property. Please also provide an update on the status given that the arbitration was scheduled for this summer, and disclose the impact on you if the arbitration panel reaches a decision that is unfavorable to you.

Response:

The Company has revised the disclosure in accordance with the Staff’s Comment #15. Please see page 21 in Amendment No.1.

Item 10. Recent Sales of Unregistered Securities, page 22

16.	Please ensure that when disclosing the sale of unregistered securities, you disclose all information required by Item 701 of Regulation S-K. In particular, please name the persons or class of persons to whom the securities were sold, and disclose the consideration received in exchange for the issuance. As one example only, you state that in a noncash transaction on November 15, 2021, you issued 3,000,000 shares of common stock to existing holders without indicating the amount of consideration that was provided in exchange.

Response:

The Company has revised the disclosure in accordance with the Staff’s Comment #16. Please see pages 22 and 23 in Amendment No.1.

NovelStem International Corp. Audited Financial Statements

Note 3 - Equity Method Investments

Investment in NewStem, Ltd., page F-10

17.	You attribute the difference between your investment in NewStem and the amount of underlying net assets of NewStem to in process research and development intangible assets. Please explain your basis in GAAP for not reducing your investment in NewStem below $3,335,175 for your share of NewStem’s continuing losses. Refer to ASC 323-10-35-4, 35-19 and 45-1.

Response:

The Company has restated its financial statements as of and for the fiscal years ended December 31, 2021 and 2020 to reflect the full allocated losses from NewStem against the financial basis in its equity investment in NewStem, including basis differentials identified as intangible assets pursuant to ASC 323. This correction caused an adjustment consisting of the recognition of additional losses from NewStem of $864,558 and $35,462, respectively, for the years ended December 31, 2021 and 2020. The cumulative change to the balance sheet was a reduction of $900,020 in investment in NewStem and a reduction of stockholders’ equity of the same amount. See Note 8 to the financial statements.

Securities and Exchange Commission October 12, 2022 Page 7 of 12

18.	Please tell us how you determined NewStem meets the definition of a business in ASC 805-10-55-3A through 55-9. If NewStem does not meet the definition of a business, please tell us how you considered the guidance in ASC 730 in accounting for each round of funding you provided.

Response:

In consideration of this comment, the Company has determined that its labeling of the intangible assets identified in its financial statement disclosures as in process research and development (“IPR&D”) was over simplified as a result of creating the memo accounting for the transaction. The Company has clarified its consideration of the screen test pursuant to ASC 805-10-55-5A through 5C in determining whether substantially all the fair value of the gross assets of NewStem are concentrated in a single identifiable asset or group of assets and the additional assessment made to determine that NewStem meets the definition of a business. The Company is providing further explanation related to the assets identified in the following paragraphs as well as its additional assessment. Note that multiple intangible assets were identified in the Company’s initial consideration and simply referred to as IPR&D in its disclosures in an over simplified manner. A detailed explanation of the Company’s considerations follows.

NovelStem entered into a step transaction for the purchase of 33.33% of issued and outstanding stock of NewStem (percentages later diluted due to NewStem equity transactions). Stock of NewStem was issued to Novelstem on June 30, 2018, December 13, 2019, and November 30, 2020. Note that the second and third investments were dependent on NewStem meeting certain milestones with research and development activities. At the time of the initial purchase, the Company determined that NewStem met the definition of a business pursuant to ASC 805-10-55-3A through 55-9. In making this determination, the Company considered the information in the following paragraphs.

The Company first considered the guidance in paragraphs 805-10-55-5A through 55-5C related to the screen test. The identifiable assets in the set include licensing agreements, two main categories of in-process research and development projects and leased tangible assets (the corporate headquarters, the research lab, and the lab equipment). The Company concluded that the license agreements and specialized work force (goodwill) comprised at least 50% of the total assets of NewStem. The Company also concluded that the in-process research and development projects are not similar assets because the projects have significantly different processes and risks associated with managing the assets and creating the outputs (that is, because there are significantly different development risks in the different phases of development, market risks related to the different customer base, and potential markets for the technology, one area being a diagnostic tool and the other a group of therapeutics) as well as significantly different outputs.

NewStem was formed to have operations including research and development activities of Novel Bio-Platform Technology consisting of separate technologies related to cancer diagnosis and treatments that it is developing (IPR&D).

At inception, on June 30, 2018, when the Company made the first investment in NewStem in the amount of $2,000,000, NewStem had in place license agreements with Yissum Research Development Company (“Yissum”) and the New York Stem Cells Foundation based on the findings and inventions of a preeminent scientist who is now part of the management of NewStem. NewStem then began assembling a specialized work force to pursue the research and development activities. As such, the Company identified the assets of NewStem at the initial purchase ($2,000,000 investment) to be comprised of two significant intangible assets in the form of licensing agreements and also goodwill represented by a specialized work force, led by the preeminent scientist, which was being assembled at that time. The set includes senior management and scientists that have the necessary skills, knowledge, or experience to perform very specialized research and development activities.

Securities and Exchange Commission October 12, 2022 Page 8 of 12

In relation to the license agreements, the Company concluded that there is significant fair value associated with the licensing agreements as the Company could not continue the research and development operations without the agreements and these were the only identifiable intangible assets at the time of our initial investment, other than the specialized workforce. In addition, the Company concludes that there is fair value associated with the acquired specialized workforce because of the proprietary knowledge of and experience with NewStem’s ongoing development projects and the potential for creation of new development projects that the workforce embodies. As IPR&D then commenced as the full operations of NewStem, the Company concluded that increases to the value of NewStem would be connected to the IPR&D as it progressed and NewStem met research performance milestones.

NewStem then began significant research and development activities. These activities met the milestone achievements in the Company’s purchase agreement and the two additional purchases ($1,000,000 each) were completed in June 2018 and December 2019 as the IPR&D progressed. The IPR&D projects consist of:

●	Therapeutic Targets (Novel Targets for Synthetic Lethal Interaction “Therapeutic Targets”) which will be in the form of therapeutic drugs to treat cancer.
●	Supportive diagnostics (anti-cancer drug resistance diagnosis) in the form of an in vitro diagnostic device (“IVDD”).

The IPR&D are in different phases of completion. NewStem has filed a Pre-Submission to the Federal Food and Drug Administration and Cosmetic Act (the “FDA”) and received a CE mark from the European Medicines Agency (“EMA”) for its IVDD. NewStem will require FDA approval for the therapeutic drugs that are currently in the development stages.

In addition, NewStem has long-lived tangible assets such as leased corporate headquarters, a research lab, and lab equipment. NewStem does not yet have a marketable product and, therefore, has not generated revenues. All of the aforementioned facts and circumstances were considered at each step of the transaction. As such, the Company concluded that substantially all of the fair value of the gross assets acquired is not concentrated in a single identifiable asset or group of similar identifiable assets and that it must further evaluate whether the set has the minimum requirements to be considered a business.

Because the set does not have outputs, the Company evaluated the criteria in paragraph 805-10-55-5D to determine whether the set has both an input and a substantive process that together significantly contribute to the ability to create outputs. The Company concluded that the criteria are met because the scientists make up an organized workforce that has the necessary skills, knowledge, or experience to perform processes that when applied to the in-process research and development inputs is critical to the ability to develop those inputs into a product that can be provided to a customer. The Company also determine that there is a more-than-insignificant amount of goodwill (including the fair value associated with the workforce), which is another indicator that the workforce is performing a critical process. Thus, the set includes both inputs and substantive processes and would therefore meet the definition of a business in ASC 805-10-55-3A through 55-9.

Securities and Exchange Commission October 12, 2022 Page 9 of 12

The Company has revised its financial statement disclosure to more clearly state the assets identified and remove the over simplification previously used by simply referring to IPR&D. See Note 3 to the financial statements.

NovelStem International Corp. Interim Financial Statements

Note 8 - Litigation Funding Agreement, page F-30

19.	As per the disclosure on page 13, it appears the $310,000 payment from Omni Bridgeway pursuant to the litigation funding agreement. Please tell us your basis in GAAP for recording the $170,000 used for working capital needs as contra expenses in the three months ended March 31, 2022.

Response:

The Company received $310,000 from Omni Bridgeway pursuant to the litigation funding agreement with Omni Bridgeway. Note that this funding is nonrecourse and the Company has no obligation to repay any amount to Omni Bridgeway. As such, we viewed these proceeds as a recovery of expenses. The agreement identified the proceeds advanced as to be allocated to previously incurred legal costs of $140,000 and $170,000 for any working capital needs of the Company. These working capital needs include recovery of previously incurred general and administrative costs. The Company utilized the funds as a recovery of previously incurred costs, including the payoff of financing related to previously incurred general and administrative costs.

ASC 220-30-45-1 addresses the presentation of recoveries in the income statement and allows the Company to choose their classification between operating or non-operating income/expenses. The Company determined that the classification should be operating as the recovery of funds is related to previously incurred legal costs, previously incurred working capital needs (general and administrative costs funded by short term financing) and currently incurred working capital needs, again consisting of operating expenses of the Company.

Further, ASC 410-30 addresses accounting for recovery proceeds specific to environmental matters, however, an entity should apply this guidance and measurement principles in ASC 410-30-35-8 and 35-9 when determining the appropriate recognition of other loss recoveries unrelated to environmental matters. Guidance under ASC 410-30 states that credits arising from recoveries of environmental issues (in this case litigation) should be reflected on the same income statement line. Based on this, we determined that it was appropriate for the legal expense reimbursements to be netted against the expense line for which the expenses were previously recorded. Additionally, as the Company’s working capital needs are to fund operating expenses, it would also be appropriate for the working capital reimbursement to be netted against the operating expense line on the financial statements.

Securities and Exchange Commission October 12, 2022 Page 10 of 12

Considering the above, the Company determined it was appropriate to recognize the entire amount received of $310,000 as a recovery during the six months ended June 30, 2022.

Exhibits

20.	Please file the subscription agreement disclosed on page 23 as an exhibit to your registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response:

The Company has filed the form of agreement referred to in Comment #20 as Exhibit 10.7 to Amendment No. 1.

21.	Please file the documents governing the shares of NewStem that are held by NovelStem, as well as the share purchase agreements, or any other relevant agreements, covering NovelStem’s investments in NewStem.

Response:

The Company has filed the document referred to in Comment #21 as Exhibit 10.8 to Amendment No. 1.

22.	Please file the litigation funding agreement with Omni Bridgeway as an exhibit. Please disclose whether you are obligated to repay any of the funds received under the agreement.

Response:

The Company has filed a redacted version of the agreement referred to in Comment #22 as Exhibit 10.9 to Amendment No. 1. Additionally, the Company has revised the disclosure in accordance with the Staff’s Comment #22. Please see page 13 in Amendment No.1.

Securities and Exchange Commission October 12, 2022 Page 11 of 12

General

23.	Please provide us with a detailed analysis as to why the company is not an investment company pursuant to the Investment Company Act of 1940. In your response, please provide us with your analysis of the value of your investment securities as a percentage of total assets on an unconsolidated basis. Please add related risk factor disclosure, as appropriate.

Response:

In response to Comment #23, the Company respectfully submits that the Company is not an investment company based on the definition set forth in Section 3 of the Investment Company Act of 1940 (the “Act”) based on the following analysis:

The Act defines an “investment company” as an issuer which:

Is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities.

Is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

Is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per cent of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

The Company does not fall within the scope of the foregoing criteria to be considered an “investment company”. The Company is not and does not propose to engage primarily in the business of investing, reinvesting or trading securities. As disclosed in the Registration Statement, the Company’s main assets are its 30.99% ownership interest in NewStem, and its 50% joint venture interest in NetCo.

The Company was formed in 1993 and until December 15, 2010, comprised of various businesses focusing primarily on online ticket sales, deriving revenue primarily from Broadway, Off-Broadway and London’s West End ticket sales to individuals and groups, as well as advertising and book development license fes and royalties. The Company divested its ticketing division in 2010 and remained focused on its advertising sales and intellectual properties divisions.

In 2012, the Company continued to sell various divisions of its business to third parties to focus on emerging biotech along with any remaining legacy business related to its intellectual property division through its NetCo partnership.

As a result, in July 2018 the Company acquired its initial ownership interest in NewStem, a research and development company focused on human Pluripotent Stem Cells (hPSCs) in general, and Haploid human Pluripotent Stem Cells (HhPSCs), in particular. Substantially all of NovelStem’s assets, operations and management resources are committed to NewStem’s business and strategic growth. NovelStem’s Executive Chairman and its Board of Directors, most of whom have pharmaceutical and life science backgrounds, are actively involved in, and devote a significant amount of time and expertise to NewStem’s business and strategic growth. Additionally, Jan Loeb, the Executive Chairman of the Company, is also the Chairman of NewStem. Through this parallel management structure, in addition to its significant ownership stake and various other preemptive and shareholder rights, the Company believes that its business and operations are synonymous with those of NewStem. Accordingly, NovelStem acts as a holding company and views NewStem as the functional equivalent of an operating subsidiary through which NovelStem conducts business.

A typical investment company would hold multiple investments as a means of diversifying its portfolio with the goal of maximizing returns for its investors. A typical investment strategy of an investment company would also consist of an exit strategy. In the case of the Company, its ownership interest in NewStem is a relatively illiquid and restricted investment and constitutes its only material equity ownership in an operating entity.

Securities and Exchange Commission October 12, 2022 Page 12 of 12

As noted, NetCo is a joint venture between NovelStem and C.P. Group Inc., each of which holds a 50% interest. NovelStem’s interest in NetCo relates to the period in its history discussed above with respect to its intellectual properties division. As part of the joint venture, the Company was responsible for, among other things, developing, producing, manufacturing, advertising, promoting, marketing and distributing illustrated novels owned by the joint venture and related products. As a result, the Company respectfully submits that it’s interest in NetCo is not an “investment security” within the meaning of the Act.

Second, as discussed above and throughout the business description set forth in the Registration Statement, the Company is neither engaged in nor does it propose to engage in the business of issuing face-amount certificates of the installment type.

Finally, as noted above, the Company is neither engaged in nor does it propose to be engaged in the business of investing, reinvesting, owning, holding or trading in securities nor does it propose to acquire “investment securities” having a value exceeding 40% of the Company’s total assets. As reflected in the Company’s financial statements, the Company’s ownership in NewStem represents a substantial majority of its assets. However, substantially all of the Company’s operations and management resources are tied to those of NewStem. While the Company does not own a majority of NewStem’s outstanding equity, NewStem functions effectively as an operating entity through which NovelStem conducts business. There is no larger shareholder in NewStem than NovelStem’s 30.99% equity interest. As a result of its equity position and shared management, including Jan Loeb who functions as the Chairman of both companies, NovelStem exerts significant influence over the operations of NewStem. The Company considers its main business line to be the business of NewStem and views itself as a holding company which conducts business, through NewStem. The Company’s management’s main focus is to develop the business and operations of NewStem through its rights as a large shareholder and its overlapping management structure. The Company has no plans to acquire any additional business lines or entities (unless expressly synergistic with its ownership in NewStem), which would otherwise be a hallmark of a typical investment company. Accordingly, the Company respectfully submits that it is not an investment company pursuant to the Act.

24.	Please note that your registration statement becomes effective automatically 60 days after its initial filing pursuant to Section 12(g)(1). You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically.

Response:

The Company notes the Staff’s Comment #24 and has filed a Current Report on Form 8-K on October 4, 2022 with respect to the appointment of certain officers.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ Jan Loeb
Jan Loeb
Executive Chairman